UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         ASSISTED LIVING CONCEPTS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    04543M107
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     04543M107
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
- --------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
- --------------------------------------------------------------------------------
  3)   SEC Use Only

- --------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure  of Legal Proceedings  is Required Pursuant to Items
       2(d) or 2(e):        Not Applicable
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  6)   Citizenship or Place of Organization:   United States
- --------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With:                    10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,113,321*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions):              Not Applicable
- --------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):            17.3%*
- --------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
- --------------------------------------------------------------------------------

* Cerberus Partners, L.P. ("Cerberus") is the holder of 209,901 shares of common stock, par value $0.01 per share (the "Shares"), of Assisted Living Concepts, Inc. (the "Company"), Cerberus International, Ltd. ("International") is the holder of 534,131 Shares, Cerberus Institutional, Ltd. ("Institutional") is the holder of 201,761 Shares and certain private investment funds (the "Funds") in the aggregate are the holders of 167,528 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, as of November 5, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,113,321 Shares, or 17.3% of the Shares deemed issued and outstanding as of that date.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), Cerberus Institutional, Ltd., a corporation organized under the laws of the Bahamas ("Institutional"), and certain other private investment funds (the "Funds").
Cerberus, International, Institutional and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, as of July 29, 2004 there were issued and outstanding 6,442,925 Shares. As of November 5, 2004, Cerberus is the holder of 209,901 Shares, International is the holder of 534,131 Shares, Institutional is the holder of 201,761 Shares and the Funds in the aggregate are the holders of 167,528 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Institutional and the Funds. Thus, as of November 5, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,113,321 Shares, or 17.3% of the Shares deemed issued and outstanding as of that date.

          In the sixty (60) days on or prior to November 5, 2004, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the November 5, 2004 sales of 19,000, 48,000, 18,000 and 15,000 Shares by Cerberus, International, Institutional and the Funds, respectively, at a sale price of $18.16 per Share (each of which was effected in an ordinary brokerage transaction).

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           November 8, 2004


                                           /s/ Stephen Feinberg
                                           -------------------------------------
                                           Stephen Feinberg,  in   his  capacity
                                           as the  managing  member of  Cerberus
                                           Associates,   L.L.C.,    the  general
                                           partner of  Cerberus Partners,  L.P.,
                                           and as  the  investment  manager  for
                                           each of Cerberus International, Ltd.,
                                           Cerberus Institutional, Ltd. and  the
                                           Funds


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).